ALLIED GOLD LIMITED

29 June 2007

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

OPTION UNDERWRITING AGREEMENT

Allied Gold Limited ("Allied") advises that it has entered into an Underwriting Agreement with C3D Holdings Pty Ltd in respect to any shortfall in the exercise of the Company's $0.20 options which are due to expire on 30 June 2007.

There are no underwriting fees or commissions payable to C3D Holdings Pty Ltd in respect to the underwriting.

Yours faithfully

Mark V Caruso
Executive Chairman

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ACN 104 855 067
Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au